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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 2 2015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 49671

REPORT FOR THE PERIOD BEGINNING __1/01/2014__ AND ENDING __12/31/2014__
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 Lincoln International LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W. Madison Street, Suite 3900
                 (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert B. Barr   312-580-8328
                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladery LLP
         (Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Robert B. Barr_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lincoln International LLC_____ , as of ___December 31_____ , 20 _14____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Robert B Barr
_____
Signature

__Managing Director_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln International LLC

Statement of Financial Condition
December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents



Report of Independent Registered Public Accounting Firm

To the Managers
Lincoln International, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Lincoln International, LLC (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lincoln International, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
February 27, 2015

1

Lincoln International LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash and equivalent	$	16,294,635
Accounts receivable		5,289,741
Unbilled client disbursements receivable		1,031,189
Receivable from affiliates		4,319,246
Prepaid expenses		421,195
Furniture, equipment and leasehold improvements, net		1,321,056
Other assets		710,805
Total assets	$	29,387,867
Liabilities and Member's Equity		
Liabilities		
Accrued profit sharing contribution	$	499,116
Accrued expenses		969,804
Payable to affiliates		775,809
Deferred revenue		1,200,188
Contingent compensation payable		4,126,448
Deferred rent liability		245,929
Total liabilities		7,817,294
Member's Equity		21,570,573
Total liabilities and member's equity	$	29,387,867

See Notes to Statement of Financial Condition.

Lincoln International LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: Lincoln International LLC (the Company) (an Illinois limited liability company) is in the business of investment banking and providing merger and acquisition, debt advisory, and other services related to middle market businesses worldwide. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement.

The Company is a wholly owned subsidiary of Lincoln International LP (the Parent). The majority members of the Parent are Robert Bruce Barr and Lawrence James Lawson, III, who serve as managers of the Company. Lincoln Partners Advisors LLC (LPA) and Lincoln International NY Corporation (LINY) are wholly owned subsidiaries of the Parent. Offices of the Parent and the Company are located in Chicago, Los Angeles, and New York. The Parent has subsidiaries and affiliates in Austria, Brazil, China, France, Germany, India, Italy, Japan, the Netherlands, Russia, Spain, Switzerland and the United Kingdom.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as a Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalent: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less to be cash equivalents. Cash and equivalent include money market funds. The Company may invest excess cash in an overnight sweep account, which invests in short-term money market fund instruments.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value. Unrealized gains and losses are reflected in income.

Revenue recognition and accounts receivable: Investment banking fees are recognized at the time the transaction is completed and the income is reasonably determinable. Advisory and management fees are recognized as earned. Deferred revenue represents the portion of fees received for which revenue has not been recognized. Accounts receivable primarily represents amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for doubtful accounts are based primarily on historical collection experience. As of December 31, 2014, no allowance has been recorded.

Lincoln International LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Operations and Significant Accounting Policies (Continued)

Furniture, equipment and leasehold improvements: Depreciation and amortization are computed under straight-line methods over the estimated useful lives of the assets as follows:

Computers	2 years
Computer equipment	3 years
Other equipment	5 years
Furniture	7 years
Leasehold improvements	Lease term

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and most state tax jurisdictions. Generally, the Company's taxable income is reported as part of the Parent's tax returns. Accordingly, no provision or benefit for income taxes has been made.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2014, management has determined there are no material uncertain income tax positions. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2011.

Note 2.   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Lincoln International LLC

Notes to Statement of Financial Condition

Note 2.   Fair Value Measurements (Continued)

The Company's only asset accounted for at fair value at December 31, 2014, using the fair value hierarchy is $2,001,813 of money market funds, which are considered Level 1 instruments and are included in cash equivalents. The Company does not have any Level 2 or Level 3 assets or liabilities.

The Company assesses the levels of assets and liabilities measured at fair value at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the year ended December 31, 2014.

Note 3.   Furniture, Equipment and Leasehold Improvements

At December 31, 2014, furniture, equipment and leasehold improvements consist of:

Furniture and equipment	$ 2,796,980
Leasehold improvements	1,275,316
	4,072,296
Accumulated depreciation and amortization	(2,751,240)
	$ 1,321,056

Note 4.   Commitments and Indemnification

The Company leases office space for its offices in Chicago, Los Angeles and New York under noncancelable operating lease agreements that expire through 2024. There is a security deposit requirement on the lease for the New York office in the amount of $323,925, for which the Company maintains a letter of credit with JPMorgan Chase. The bank in turn has placed a cash restriction on the Company's savings account which acts as collateral back up of the letter of credit.

Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the leases and included in deferred rent liability on the statement of financial condition.

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax and maintenance costs, are approximately as follows:

	Total
2015	$ 2,063,000
2016	1,920,000
2017	2,174,000
2018	2,218,000
2019	2,288,000
Thereafter	5,178,000
	$ 15,841,000

Lincoln International LLC

Notes to Statement of Financial Condition

Note 4.   Commitments and Indemnification (Continued)

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 5.   Employee Compensation and Benefit Plan

Certain employees' compensation consists of a base salary and a bonus. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to employees may be recaptured if, among other things, the employee's employment terminates.

The Company maintains a qualified profit sharing and 401(k) plan for the benefit of all employees who have attained age 18. Any employer match of participants' contributions is discretionary and is only for eligible employees who have worked 1,000 hours during the year and have completed six months of service.

Note 6.   Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 7.   Related-Party Transactions

On a pro rata basis, the Company earns assistance fees from and incurs assistance fees to other entities affiliated by common ownership. The Company also incurs consultant fees to other entities affiliated through common ownership. At December 31, 2014, the Company had a receivable from these affiliates of $1,676,546 and payable to these affiliates of $775,809 from these activities. The amounts between the entities are as follows:

Lincoln International LLC

Notes to Statement of Financial Condition

Note 7.   Related-Party Transactions (Continued)

	Receivable (Payable) Balance
Lincoln International AG	$ 1,387,188
Lincoln International Advisors Private Limited	94,485
Lincoln International Assessoria Empresarial Limitada	31,233
Lincoln International CIS Holdings B.V.	18,390
Lincoln International Consulting Company Limited	(423,047)
Lincoln International Inc.	-
Lincoln International LLP	108,000
Lincoln International SAS	35,250
Lincoln International Spain S.L.	(352,762)
LincolnInternational SrL	-
Lincoln Investments	2,000
Total	$ 900,737

At December 31, 2014, estimated accruals for assistance fees of approximately $46,800 are included in accrued expenses.

The Company receives a management fee equal to 50 percent of the revenue earned by LPA. At December 31, 2014, the Company had a receivable balance from this entity in the amount of $2,642,700 which is included in receivable from affiliates.

Effective January 1, 2014, LINY's assets and liabilities were assumed by the Company and the Parent, and the Company took over its operations.

The Company incurs certain business promotion expenses paid by Lincoln International Group, an entity affiliated by common ownership. At December 31, 2014, the Company had no amount due to this entity under this arrangement. The Company also incurs an annual shareholder fee to Lincoln International Group based upon historical investment banking revenues. Since 2011, the Company had been accruing this fee in the year prior to when it was due and payable. Effective January 1, 2014, the Company decided to discontinue this practice. As a result, no estimated accrual for the shareholder fee has been included in accrued expenses at December 31, 2014.

Note 8.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain "net capital" of $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2014, the Company had net capital and net capital requirements of approximately $8,049,715 and $521,153, respectively. The Company's net capital ratio was .97 to 1. The net capital rule may effectively restrict distributions to the Parent.

Lincoln International LLC

Notes to Statement of Financial Condition

Note 9. Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statement was issued. The Company made an equity distribution to the Parent of $25,000,000.